[MAYER BROWN ROWE & MAW LOGO]
October 4, 2004 BY EDGAR Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
Chicago, Illinois 60603-3441

Main Tel (312) 782-0600
Main Fax (312) 701-7711
 www.mayerbrownrowe.com

Robert J. Wild
Direct Tel (312) 701-8561
Direct Fax (312) 706-8372
rwild@mayerbrownrowe.com
Re:
iPCS, Inc.
Registration Statement on Form S-1
Filed August 5, 2004
File No. 333-1117944

Registration Statement on Form S-4
File August 5, 2004
File No. 333-1117942

Dear Ladies and Gentlemen:

On behalf of our client iPCS, Inc., transmitted herewith through the EDGAR electronic filing system pursuant to the Securities Act of 1933, as amended, is Amendment No. 2 to the Registration Statement on Form S-1 under the Securities Act initially filed with the Securities and Exchange Commission on August 5, 2004, and amended by Amendment No. 1 to the Registration Statement on Form S-1 under the Securities Act filed with the Securities and Exchange Commission on September 9, 2004.

Set forth below are iPCS' responses to the Staff's comment letter dated September 10, 2004 relating to the original Registration Statement. Each Staff comment is set forth in bold italics and followed immediately by iPCS' response. Page number references relate to the page on which the revised disclosure appears in Amendment No. 2. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2.

General

1.
We note that you have not filed periodic reports for the periods ending September 30, 2002 to the present. Tell us supplementally the basis for not filing these periodic reports.

  We note that, on July 20, 2004, you filed a Form 15 indicating that you were relying on Rule 15d-6 to terminate your reporting obligations under Section 15(d) of the Exchange Act. Please advise us as to whether you had less than three hundred record holders at the beginning of the fiscal year in which you filed the Form 15 and on what basis you believe your obligation to file was suspended under Section 15(d) at the beginning of each of the other fiscal years for which you did not file periodic or current reports. We may have further comment.

  At all times during iPCS' fiscal years 2001, 2002, 2003 and the portion of fiscal year 2004 until July 20, 2004, the effective date of iPCS' plan of reorganization when the senior discount notes were cancelled, iPCS' senior discount notes were held of record by less than 300 persons.

Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles Manchester New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete, Nader y Rojas, S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

  Pursuant to obligations to file a shelf registration statement under a registration rights agreement for the benefit of two related institutional holders who were at the time of the exchange offer for the Rule 144A notes affiliates of iPCS, iPCS filed a post-effective amendment on December 20, 2001 and two subsequent post effective amendments during its fiscal year ended September 30, 2002. As the requirement to file a Form 10-K for the fiscal year ended September 30, 2002 was triggered solely by the post-effective amendments declared effective during the fiscal year ended September 30, 2002 for two noteholders, iPCS sought no action relief in a letter to the Office of Chief Counsel, Division of Corporation Finance dated December 27, 2002. iPCS filed a voluntary petition under Chapter 11 of the Bankruptcy Code on February 23, 2003. Following the filing of the petition, the undersigned spoke with Carolyn Sherman of the SEC regarding iPCS' bankruptcy filing and status of the SEC's review of the request for relief. Ms. Sherman advised that the SEC was unable to grant the request and that iPCS could withdraw its request without providing to the SEC an undertaking to file the Form 10-K for the fiscal year ended September 30, 2002. In light of this response, iPCS withdrew the no action request. From the date of the bankruptcy petition until the effective date of its plan of reorganization, iPCS filed periodic financial reports with the bankruptcy court but did not file reports under the Exchange Act.

  iPCS believes that its Section 15(d) filing obligations were automatically suspended under the provisions of Section 15(d) as of October 1, 2002, the beginning of its fiscal year ended September 30, 2003, because it had less than 300 holders of record of its senior discount notes and no registration statements were declared effective following the post-effective amendments which were declared effective in fiscal year ended September 30, 2002.

2.
Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

  Other than iPCS' logo, which appears on the cover page, it is not expected that the prospectus will contain any artwork. In the event that iPCS elects to include artwork, we will provide you with copies of such artwork prior to circulating preliminary prospectuses.

Cover Page

3.
Please delete the third sentence of the first paragraph and the entire second paragraph. In this case, this information is either duplicative, not required by Item 501 of Regulation S-K or not so highly material to an investment decision as to merit inclusion on the cover page.

  We deleted the third sentence of the first paragraph and the entire second paragraph on the cover page.

Forward-Looking Statements

4.
Please move this section to the back of the prospectus. Your prospectus summary should immediately follow your cover page and table of contents.

  We moved this section to the back of the prospectus.

Market and Other Data

5.
If you wish to retain it, this section is more appropriate for the body of the prospectus.

  Whenever you cite the various statistics and data throughout the document, please disclose the source and date of the information. Also, tell us whether all of these sources are publicly available. If a statistic or other data was prepared especially for you, file a consent for that industry source.

  We moved this section to pages 3 and 4 of the prospectus summary in response to your comment.

  With respect to our references to statistics and data throughout the document, where appropriate to do so, we revised the document to disclose the source and date of the information and indicated whether the source is publicly available. No statistics or other data were prepared especially for us.

Prospectus Summary, page 1

6.
Please delete the fourth introductory paragraph on page 1, as it does not serve as an introduction to your summary.

  We deleted the fourth introductory paragraph on page 1.

7.
Please delete the fifth introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as "we," "our," "us" and "Reorganization."

  We deleted the fifth introductory paragraph on page 1.

8.
Please move the last two introductory paragraphs on page 1 to the end of the summary.

  We moved the last two introductory paragraphs on page 1 to the end of the narrative portion of the prospectus summary on page 4.

9.
Revise your disclosure throughout to remove unnecessary capitalized terms, acronyms and defined terms. For example, on pages 1, 25 and 88, you define and capitalize the terms "plan of reorganization," "reorganization confirmation date" and "unsecured creditors committee." Once you explain what your chapter 11 plan of reorganization is, mention the material parties to the reorganization and indicate when the plan was confirmed, you will not need to use the capitalized terms going forward. In addition, instead of defining basic trading areas as BTAs, refer to them as basic trading areas. Also, avoid defined terms like "POPs" and "covered POPs." This will make the disclosure easier to understand. These are only examples.

  We revised the disclosure throughout the document in response to your comments. See pages 1, 68, 69 and 70.

10.
Expand your description of "personal communications services" in terms that are easy for investors to understand what products and services you offer.

  We expanded the description of "personal communications services" on pages 1 and 68 in response to your comments.

11.
This section and the business section make use of technical and industry terms, some of which are not explained. This makes the section difficult to understand. Technical terms, such as code division multiple access, 2G, wireless local loop and LECs, should be explained further. These are only examples. Please revise throughout to explain your product and service offerings and your industry using simple, everyday language so that ordinary investors also have a clear understanding of what you do and the products and services that you sell.

  We revised this section and the business section in response to your comments.

12.
Please revise to decrease the length of your nine-page summary. It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material to merit inclusion in the summary and is repetitive of the business section. For example, consider reducing the information in the business strategy and competitive strengths discussions to include just the sub-captions since the information is set forth in the business section. In addition, please reduce the details regarding the amendments to the Sprint affiliation agreements.

  We decreased the length of the summary in response to your comments.

13.
Please revise your summary to briefly address the following:

  Your recent emergence from bankruptcy, including the most significant changes brought about by your reorganization and what prompted your reorganization.

  Your substantial dependence on Sprint PCS for operations and revenues.

  We revised the summary to address these topics in response to your comments.

14.
Please provide a more balanced discussion of your business in the summary. In this respect, please briefly disclose:

  Your net losses for the last two fiscal years and periods in 2004.

  Your declines in net subscriber growth and increases in churn rate and costs in getting new subscribers.

  We revised the business discussion in the summary in response to your comments.

15.
In various places in your document, you refer to Sprint PCS's "national" network or "nationwide" service. For example, see pages 2, 3, 13 and 17. It is our understanding that the Sprint PCS service is available only in select cities nationwide. Elsewhere, users must pay additional roaming fees to access wireless phone service. Please eliminate the terms "national" or "nationwide," or revise your disclosure to clarify the actual limited scope of Sprint PCS service.

  We revised our disclosure throughout the document in response to your comments. We eliminated the terms "national" and "nationwide" from the disclosure. Please see pages 1, 68 and 69.

Recent Developments, page 4

  Changes to our affiliation agreements with Sprint PCS

16.
We note that the amendments combined the services that you are required to purchase from Sprint PCS into two groups: CCPU service and CPGA service. Since the CCPU and CPGA terms are non-GAAP measures, revise the document to disclose that CCPU service and CPGA service are terms taken out from the agreement and do not have any relationship with the CCPU and CPGA terms disclosed on pages 8 and 52-53 under non-GAAP financial measures.

  We revised the document on page 85 to disclose that CCPU service and CPGA service are terms from iPCS' affiliation agreements with Sprint PCS and that the cost for each service is included as a part of iPCS' total costs that it uses to calculate the non-GAAP financial measures CCPU and CPGA, respectively. We note that, as a result of changes made in response to your comment no. 12 above, we no longer discuss CCPU Service and CPGA service in Recent Developments.

Summary Historical Financial Information, page 7

17.
We refer to your presentation of CCPU on pages 8 and 52-53. It appears that your measure is an operating performance measure since it is a "measure of the average monthly cash costs to operate the business on a per user basis..." Note that Item 10 of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. In this regard, we would object to the elimination of recurring depreciation and amortization, non-cash compensation expense and gain(loss) on disposal of property and equipment from a measure measuring profitability. Refer to Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise to delete this measure.

  Per your response to the Frequently Asked Questions as posted on your website, the answer to Question 8 says "Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

  CCPU, or cash cost per user, is a non-GAAP measure that excludes recurring non-cash expenses in the statement of operations, such as depreciation and amortization, non-cash compensation expense and gains or losses on disposal of fixed assets. However, CCPU is used throughout the wireless industry as a measure of cash operating efficiency and it is standard throughout the industry to exclude such expenses. iPCS' management uses CCPU to compare its operating efficiency to other wireless companies. In addition, iPCS believes that including these excluded items in its calculation would provide analysts and investors with a distorted measurement of operating efficiency for iPCS compared to others in the industry.

Risk Factors, page 10

  General

18.
Please avoid the generic conclusions in your risk factors that a risk could have an adverse effect on you. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. Similarly, we note the repeated use of the phrase "we cannot assure you." Please avoid using this phrase or similar phrases. Instead, provide specific language that describes the actual risk to investors.

  We revised several of the risk factors to avoid generic conclusions that a risk could have an adverse effect and, instead, provided specific language that describes the actual risk to investors.

19.
Some of your risk factors are generic in that they could apply to any company in your industry. We cite as examples the following:

    "Unauthorized use of, or interference with, the Sprint PCS network in our territory could disrupt our service and increase our costs,"

    "The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry,"

    "The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our results of operations,"

    "Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services,"

    "Concerns over health risks and safety posed by the use of wireless handsets may reduce consumer demand for our services" and

    "Our business is subject to seasonality."

  Please revise to clearly explain how these specific risks apply to your company.

  We revised the risk factors to clearly explain how the specific risks apply.

  We recently emerged from bankruptcy..., page 10

20.
Please delete the last sentence in the caption. State why a common stockholder could lose all or part of its investment if you are unable to pay amounts due under the senior notes.

  We revised this risk factor in response to your comment.

  It is our strategy to accelerate our subscriber growth..., page 11

21.
Most of your discussion recounts how you have closed stores and cancelled distribution agreements. Add disclosure to support the risk outlined in the caption or revise the caption.

  We revised this risk factor in response to your comment.

  Potential mergers and acquisitions or territory expansions may..., page 11

22.
Please expand to discuss the ability to obtain financing and integrate new operations in light of your recent emergence from chapter 11 and significant debt.

  We revised this risk factor in response to your comment.

  If we receive lower revenues..., page 12,

23.
Disclose the possible effects of the ratio of inbound to outbound roaming declines over time.

  We revised this risk factor in response to your comment.

  Certain provisions of our affiliation agreements with Sprint PCS..., page 15

24.
Clarify here and on page 79 of the business section, if true, that you are required to obtain Sprint PCS's consent before you enter into any transaction pursuant to which iPCS is no longer the ultimate parent of iPCS Wireless, and prior to entering into any assignment of your affiliation agreements with Sprint PCS.

  We revised this risk factor in response to your comment.

25.
Explain briefly here the term "entire business value."

  We defined the term "entire business value" in response to your comment.

  We rely on Sprint PCS for a substantial amount of our financial..., page 17

26.
Please also address the potential disclosure controls and procedures problems that may result due to your billing records and other record-keeping arrangements with Sprint PCS.

  We revised this risk factor in response to your comment.

  We may have difficulty in obtaining an adequate supply..., page 18

27.
Please expand your disclosure to include the likelihood of the risk. Have you had difficulty in the past obtaining an adequate supply of handsets from Sprint PCS?

  We revised this risk factor in response to your comment.

The Reorganization, page 23

28.
Please expand your disclosure of the events leading up to your chapter 11 filing, in particular describing briefly the actions of Sprint PCS that you believe led to a decline in your liquidity and why those actions led to a decline in your liquidity.

  In response to your comment, we expanded the disclosure of events leading up to the Chapter 11 filing and, in particular, we briefly described the actions of Sprint PCS that iPCS believes led to a decline in its liquidity and why those actions led to the decline.

29.
State how many of the nine million shares are being held in reserve for disputed claims, according to the terms of the plan of reorganization, and the dollar value of disputed claims.

  We revised this disclosure to state how many shares are being held in reserve for disputed claims and the dollar value of disputed claims.

30.
Expand your disclosure of any arrangement with your new shareholders or creditors that requires particular directors be appointed to your board.

  We expanded this disclosure in response to your comment.

Capitalization, page 27

31.
We note the following references to the independent appraisals:

  On page 27, your reference to the valuation specialist to determine your reorganization value.

  On page F-31, use of the valuation specialist to provide purchase price allocations for the February 28, 2001 asset acquisition.

  While you are not required to make references to these independent appraisals, when you do, you should also disclose the name of the expert and include the consents of the expert(s) if the references are made or incorporated by reference in a 1933 Act filing. Your disclosures should explain the method and assumptions used to determine the valuation. Please revise to comply and supplementally tell us the name of the expert.

  In response to your comments, we removed references to the valuation expert who assisted us in determining our reorganization value and revised the disclosure to explain the method and assumptions used to determine the valuation. iPCS retained Huron Consulting Group to assist it in developing the reorganization value.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

  IPCS, Inc. History, page 31

32.
Briefly describe the various material measures that you undertook to reorganize your business operations as part of the reorganization. Briefly disclose how the reorganization changed your operations and financial condition.

  In response to your comments, we described the various material measures that iPCS undertook to reorganize its business operations as part of the reorganization and we disclosed how the reorganization changed iPCS' operations and financial condition.

  Consolidated Results of Operations, page 38

33.
Throughout this section, you frequently attribute a material change to two or more events or factors that you describe without quantification. See for example your reasons for the changes in net loss on page 41. In discussing the material changes, please quantify the amount of change attributed to each factor. Further, provide disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. For example, discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward.    Further, stating that other line items increased or expenses decreased "primarily due to. . ." does not provide your investors with sufficient understanding of the factors that caused this decrease. Revise your disclosure as appropriate.

  We revised this section to quantify the amount of change attributed to each factor. Additionally, we provided additional disclosure intended to provide insight into the underlying business developments or conditions that resulted in the changes. Finally, we revised the disclosure to eliminate references to line items increasing or expenses decreasing "primarily due to...."

  Reconciliation of Non-GAAP Financial Measures, page 51

34.
Expand on the substantive reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. In addition, please discuss how management uses each of the financial measures to evaluate operating performance and/or liquidity. Please avoid generic conclusions, like using the measures to compare your results to other companies.

  We revised our discussion as to why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the financial condition and results of operations of iPCS. Additionally, we discussed how management uses each of the financial measures to evaluate performance and/or liquidity. We eliminated generic conclusions.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 55

35.
Tell us why you believe that it is appropriate to apply fresh start accounting as of July 1, 2004 rather than as of July 9, 2004, the confirmation date. Refer to paragraph 35 of SOP 90-7.

  Although, paragraph 35 of SOP 90-7 states that a registrant should apply its fresh-start accounting as of the later to occur of the confirmation date and the date on which all material conditions precedent to the effectiveness of the plan of reorganization are satisfied. We confirmed that there were no material conditions precedent to the effectiveness of the plan of reorganization existing as of the July 9, 2004 confirmation date. In selecting July 1 as the fresh-start accounting date, iPCS concluded that the operations for the nine days of July were insignificant to be reported in the operations of the predecessor company. As a result, iPCS will include such results in the operations of the reorganized company. In addition, we believe that the closing as of a month end enhances the ability of the Company to prepare its financial statements on a consistent basis, avoiding the need to make various one-time mid-month accounting cut-offs and estimates. Additionally, we noted there were other registrants that have elected a fresh-start date at a month-end or month-beginning date as a convenience date for financial reporting purposes. The use of July 1 permits comparability with prior and future quarterly reporting periods.

36.
Revise the notes to the pro forma financial information to disclose the following:

  •
  the method, factors and assumptions used to determine the preliminary reorganization or equity value of $95.0 million;

  •
  segregate the reorganization value into major categories;

  •
  the total amount of debt forgiveness.

  We revised the notes to the pro forma financial information to disclose the foregoing items.

37.
Revise to delete the pro forma non-GAAP measures presented on page 59 and elsewhere.

  Please see discussion in response to Comment #17 above.

38.
Revise the pro forma to include a pro forma adjustment for the contractually modified fee that resulted from the new employment agreement with Mr.  Yager and the management service agreement in place before the effective date of the plan of reorganization.

  We revised footnote (g) of the pro forma balance sheet to recognize the amount of the reorganization value that was awarded to Mr. Yager for facilitating iPCS' emergence from Chapter 11. The $472,000 success fee paid to YMS as of the effective date is already included in footnote (b) in the pro forma financial statements.

39.
Revise to disclose pro forma earnings per share for all periods presented.

  We revised to disclose pro forma earnings per share for all periods presented.

        Business, page 65

  Our Relationship with Sprint, page 65

40.
Describe in more concrete terms what your "build-out" entails.

  We described in greater detail what a "build-out" entails.

  Markets, page 66

41.
Add a column to the table on page 67 showing actual subscribers to minimize confusion that all of the covered population subscribes to you.

  In response to your comment, we clarified the disclosure to eliminate confusion that all of the covered population subscribes to iPCS on pages 1, 39, 43, 46 and 68 by reflecting the number of subscribers in all of iPCS' markets. In particular, in the lead-in to the table on page 70, we disclosed the number of subscribers as of June 30, 2004.

  Products and Services, page 68

42.
Explain what makes a product "third generation."

  In response to your comment, we explained what makes a product "third generation."

  Competition, page 73

43.
Please revise to briefly include a concrete and quantitative discussion of your relative market share in the markets in which you operate.

  Other than listing our competitors in each of the markets, iPCS is not aware of any concrete and quantitative information available regarding relative market share in the markets in which it operates.

Management, page 89

  Compensation of Directors, page 92

44.
You indicate on page 92 that your outside director received "meeting fees." State the amount of meeting fees your outside director received and indicate whether they were based on meetings attended, or some other basis (naming that basis).

  We revised the disclosure to state the amount of meeting fees that our outside director received based on meetings attended.

Principal and Selling Stockholders, page 97

45.
We note that you are registering up to 5,007,237 shares of your common stock for resale by selling stockholders. However, your table on page 97 does not list selling stockholders for all 5,007,237 shares. Disclose the percentage of shareholders not identified and indicate that you will update the table by post-effective amendment to identify those holders.

  We believe that the table on page 102 correctly lists the selling stockholders of all 5,007,237 shares of common stock.

Related Party Transactions, page 98

  General

46.
Describe the Yager management and consulting arrangements. See Item 404(a) of Regulation S-K.

  We identified the Yager management and consulting arrangements and referred readers to the description in the Management section of the prospectus.

  Notes Registration Rights Agreement, page 99

47.
State the principal amount of the 11 1/2% senior notes due 2012 that you sold.

  We stated the principal amount of the notes.

Certain United States Federal Income Tax Considerations, page 106

48.
Revise your heading to delete the term "certain" and to make clear that you describe all material tax consequences.

  We revised the heading in response to your comment.

Plan of Distribution, page 109

49.
Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comment.

  The following selling stockholders who are each affiliates of AIG Global Investment Corp. are affiliates of broker-dealers:

    AIG Annuity Insurance Company
    AIG Life Insurance Company
    AIG Retirement Services, Inc.
    SunAmerica Life Insurance Company
    The Variable Annuity Life Insurance Company
    VALIC Company II Strategic Bond Fund
    SunAmerica Income Funds—SunAmerica High Yield Bond
    SunAmerica Series Trust—High Yield Bond Portfolio (Polaris)
    SunAmerica Income Funds—Sun America Strategic Bond Fund
    VALIC Company II High Yield Bond Fund

Change in Independent Registered Public Accounting Firm, page 111

50.
We note that you have changed accountants twice during the last two fiscal years. Revise to provide all the disclosures required by the Item 304 of Regulation S-K for each change of accountants.

  We revised the disclosure in response to your comment.

51.
It appears that you hired D&T in December 2003 while you continue to have KPMG as your auditor. Advise or revise.

  We revised the disclosure in response to your comment to clarify that during KPMG LLP's engagement to audit iPCS' financial statements for its fiscal year ended September 30, 2002, iPCS engaged Deloitte & Touche LLP to audit its financials statements for the year ended September 30, 2003.

52.
File the letter from D&T regarding the change in November 2001 and the letter from KPMG regarding the change in February 2004 as required by Item 304 of Regulation S-K.

  The letter required by Item 304 of Regulation S-K from Deloitte & Touche was filed by iPCS as Exhibit 99.2 to the Form 8-K filed on November 30, 2001. iPCS will file the letter required by Item 304 of Regulation S-K from KPMG as an exhibit to the Form S-1. We revised the disclosure to reflect the foregoing.

Financial Statements

  (2) Summary of Significant Accounting Policies, page F-10

    (a) Revenue Recognition

53.
Refer to the bottom part of the first paragraph in this note. Clarify for us what are the circumstances when you defer and amortize fee revenue and costs generated by subscribers outside your retail stores. Tell us why you concluded that EITF 00-21 does not apply.

  In addition to iPCS' retail stores, there are two channels that sell and activate handsets from which iPCS derives service revenue: local third party distributors and national retailers with existing distribution relationships with Sprint PCS whose inventory is fulfilled directly by Sprint PCS. Local third party distributors purchase handsets from iPCS and then resell the handsets to customers. iPCS pays commissions to the local third party distributors for subscriber activations. These third party distributors are free to set their own prices for the handsets and can sell to customers who both sign and do not sign contracts for service. Because the sales of handset inventory to the third party distributors occur at different times than when the customer activates the handset, iPCS has determined there is no multiple revenue stream and therefore, EITF 00-21 does not apply. For the channels whose inventory is fulfilled directly from Sprint PCS, iPCS does not record handset revenue on these sales as iPCS only reimburses Sprint PCS for the net subsidy on the handsets (cost less the suggested retail price). iPCS has no control of the sales in these channels as to whether these customers sign a contract or even activate their handset. Again, iPCS has determined there is no multiple revenue stream from this channel and EITF 00-21 does not apply.

54.
Refer to the second paragraph of this note. Tell us whether the activation fee revenue recognized belongs to transactions under EITF 00-21 or under SAB 101 or both.

  The activation fee recognized in the second paragraph of the note is recognized under SAB 101.

55.
Refer to the third paragraph of this note. We note your disclosures about how you account for subsidies reimbursed to Sprint. Tell us how you considered EITF 01-9 in your conclusions.

  As noted in our response to comment number 53, iPCS does not record any revenue for handset sales from channels where the inventory is fulfilled directly by Sprint PCS. Examples of these channels are Radio Shack and Best Buy. For any incentives that are offered on the retail prices to customers that purchase a handset at one of these locations, this additional incentive is included in the net subsidy amount iPCS is required to reimburse Sprint PCS. iPCS has concluded EITF 01-09 only applies to those instances where it collects revenue for the handset sales and in those instances, the incentives are netted against equipment revenue.

  (11) Long Term Debt and Capital Lease Obligations, page F-23

  (26) Subsequent Events, page F-48

56.
Tell us how you established the fair value of common shares issued to T. Yager in connection with the confirmation of the plan of reorganization. Also, tell us, and refer to relevant accounting literature, how you will account for those shares.

  iPCS retained Huron Consulting Group, an independent outside valuation expert, to assist it in determining the reorganization value. SOP 90-7 states that the reorganization value generally approximates the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for assets of the entity immediately after the restructuring. iPCS' reorganization value was determined utilizing various valuation methods, including discounted cash flow analysis using projected financial information for the reorganized company, selected publicly traded company price earnings multiples of companies similar to us, and appraisals. Factors taken into consideration in deriving the value included projected revenue growth, market and industry growth rates, competition and general economic conditions, working capital and capital expenditure requirements. The reorganization value of $95.0 million was included in iPCS' plan of reorganization that was confirmed by the Bankruptcy Court.

  iPCS established the fair value of the common shares issued to Mr. Yager in connection with the confirmation of the plan by dividing the reorganization value of the company (determined to be $95.0 million as set forth below) by 9,250,000, which is the number of shares issued to iPCS' unsecured creditors pursuant to our plan of reorganization (9,000,000) plus the number of stock and stock unit awards issued to Mr. Yager (250,000). iPCS will apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" to account for the shares issued to Mr. Yager.

57.
On page F-50, you refer to the issuance of 250,000 stock and stock unit awards and 467,500 options with a grant price of $10.27 that were awarded to four of your executives on July 20, 2004 in connection with their employment agreements. Tell us how you determined the fair value of the underlying common stock at the time you granted such awards and options. Explain how you considered the $15.50 value of your common stock on August 4, 2004 in the determination of the fair value of your stock at the grant date.

  iPCS determined the fair value of the underlying common stock of such awards and options as described in the response to comment number 56 above. The $10.27 value assigned to the stock and stock unit awards and stock options granted on July 20, 2004 was determined using all the information that was available to iPCS at the grant date. iPCS did not consider the $15.50 value of the common stock on August 4, 2004 in determining the grant price, as this information was not available to it on July 20, 2004, the grant date.

58.
Further, we note the award of 37,500 options with a grant price of $10.27 to non-employee directors on July 20, 2004. Tell us how you plan to account for such awards.

  iPCS applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its employee and director stock options. iPCS meets the exception for non-employee directors contained in the provisions of paragraphs 7 and 8 of FIN 44.

Item 17. Undertakings

59.
You may not incorporate subsequent Exchange Act documents by reference into your Form S-1. Please remove the Item 512(b) undertaking you have listed.

  We revised Item 17 in response to your comments.

Exhibit 5.1

60.
Please note that a clean opinion is required with every takedown from the shelf registration statement.

  We acknowledge this requirement.

Form S-4 filed August 5, 2004

61.
To the extent applicable, revise to comply with the comments above.

62.
Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer based upon the staff's position in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

  Please explain to us how you believe the exchange offer fits within the Exxon Capital no-action letters, including addressing the two different issuers of debt for the respective private and public offerings.

  A supplemental letter stating that iPCS is registering the exchange offer on the basis of the Exxon Capital line of no action letters and the basis for its reliance including the supplemental representations will accompany Amendment No. 2 to Form S-4 when it is filed following resolution of the applicable comments on the Form S-1.

* * *

We believe that the foregoing responses adequately address the concerns of the Staff reflected in the comment letter. Please direct any questions or comments regarding this filing to the undersigned at (312) 701-8561 or to Paul Theiss at (312) 701-7359.

Very truly yours,

/s/  ROBERT J. WILD

Robert J. Wild

cc:
Nicole Holden, Staff Accountant
Ivette Leon, Senior Staff Accountant
Cheryl Grant, Staff Attorney
Jennifer Hardy, Senior Staff Attorney
Timothy M.Yager, iPCS, Inc.